Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Q3 2014 Production and Trading Update

October 14 2014:  Caledonia Mining Corporation (“Caledonia”) announces gold production from its 49 per cent owned subsidiary, the Blanket Mine (“Blanket”) in Zimbabwe, for the quarter ended September 30, 2014. All production numbers are expressed on a 100 per cent basis and are based on the final assays from the refiner.

•	9,890 ounces of gold were produced during Q3 2014 (12,042 ounces in Q3 2013), representing an 11.9 per cent decrease on the gold produced in Q2 2014 of 11,223 ounces.

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As advised in the Q2 Management Discussion and Analysis (“MD&A”), the average head grade is, as expected, lower than has been achieved in previous quarters.  Tonnes mined and milled in Q3 did not increase sufficiently to offset the lower grade mined, although plant recoveries have remained strong.

•	In light of the 31,354 ounces produced during the first 9 months of 2014, guidance for gold production in 2014 is reduced from 45,000 ounces to approximately 40,000 ounces.

Gold production at Blanket has been adversely affected by lower than anticipated tonnages and grades being mined.  The target grade for the year was 3.84g/t and in the first half of 2014, the achieved grade was 3.7g/t.  In recent months the grade has fallen further due to lower than anticipated grades at AR Main and AR South, which are the two largest tonnage contributors to Blanket’s run-of-mine production.

The financial performance of Blanket and Caledonia in the third quarter 2014 has also been adversely affected by the further decline in the gold price during this period, and has been exacerbated by changes to the Zimbabwean taxation regime which dictates that the 7% gold royalty payable to the Zimbabwean government is no longer allowable for the purposes of calculating Zimbabwean income tax.   However, from 1 October this effect will be partially neutralized by a reduction in the gold royalty rate from 7% to 5%.

The effect of lower than anticipated production and the lower gold price has to some extent been mitigated by a reduction in the cost per tonne of ore processed, which has been achieved by a combination of oxygen injection into the CIL process, greater attention to cost control and the devaluation of the South African Rand against the US dollar.

Caledonia expects to release its results for the third quarter to September 30, 2014 on November 13, 2014.  As a result of the factors outlined above, it is expected that the earnings per share for Q3 will be lower than earnings in previous quarters and earnings for the full year to December 31, 2014 will be materially lower than current market expectations. However Caledonia re-iterates that due to its strong balance sheet, it expects to continue the existing dividend policy of 1.5 Canadian cents per quarter in 2015.

As disclosed in the Q2 MD&A, management at Blanket and Caledonia is reviewing the medium term capital investment programme at Blanket with a view to improving grades and increasing tonnage throughput by facilitating more rapid access to deeper level resources.  The revised programme will be finalised in Q4 of 2014.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.